

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 12, 2016

<u>Via Email</u>
Christopher Weber
Chief Financial Officer
Parker Drilling Company
5 Greenway Plaza, Suite 100
Houston, TX 77046

> **Re:** **Parker Drilling Company**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **Supplemental Response dated January 21, 2016**
> **File No. 001-07573**

Dear Mr. Weber:

We have reviewed your January 21, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 29, 2015 letter.

Form 10-K for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 24

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013, page 24

Income Tax Expense, page 28

1. It does not appear that the draft disclosure in response to prior comment 3 provides sufficient information regarding the impact of foreign taxes. Please revise to provide

additional detail explaining how income tax expense is affected by the material foreign jurisdictions in which you operate.

Notes to the Consolidated Financial Statements

Note 12 – Reportable Segments, page 65

2.   Your response to prior comment 5 states that you have not provided disclosure pursuant to FASB ASC 280-10-50-40 because your segment presentation is based on the use and markets for your products and services. However, it appears that additional disclosure should be provided based on distinctions in the products and services within your operating segments. For example, you distinguish between land drilling services and barge drilling services on your website. As another example, we note that certain of your drilling business units offer both drilling services and operations and maintenance contracts. Separately, please note that information about geographic areas pursuant to FASB ASC 280-10-50-41 should be provided by country.

3.   Your response to prior comment 6 states that the operating gross margins of your U.S. and international rental tools operations are not consistent. Tell us whether operating gross margin is the primary measure used to evaluate the performance of your rental tools business and explain in greater detail the factors that caused historical differences in gross margins between your U.S. and international rental tools operations. Please also provide quantitative information supporting your statement that gross margins will converge based on your 5-year business plan compared to historical results and describe the actions taken by management to achieve convergence. With your response, identify the foreign countries where you have operations and explain how factors such as differences in market conditions and potential disruptions in key international locations affect the performance indicators used to evaluate your rental tools operations.

4.   In response to prior comment 6, you state that drilling rigs within the operating segments that make up your International and Alaska Drilling reportable segment earn a wide range of rig dayrates and operating gross margins. However, the extent to which variations are due to macro market conditions, local market factors, or other causes is not clear from your response. Tell us more about the similarities and differences in dayrates and gross margins by operating segment and explain how contract terms differ between the foreign countries in which you primarily operate. Your response should explain how you evaluate differences in key performance indicators for disparate contract opportunities (e.g., an arctic-class barge rig operating in the Caspian Sea compared to a land rig operating in Colombia). Also, please provide us with a list of rigs by type (i.e., land rigs, intermediate barge rigs, and deep barge rigs) within each operating segment including information regarding current dayrates and gross margins.

5.   We note that you have concluded that your technical services business does not qualify as an operating segment. Please tell us how your technical services business is reported for purposes of your reportable segment presentation.

6.   Please provide us with your most recent analysis of the quantitative thresholds per FASB ASC 280-10-50-12.

7.   As requested in prior comment 6, expand your disclosure to describe the factors used to identify your reportable segments. Your revised disclosure should explain your basis for organization and should state that operating segments have been aggregated. Refer to FASB ASC 280-10-50-21.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief
Office of Natural Resources